                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          -----------------------------

                                  ULTRAK, INC.
                     (Name of the Subject Company (Issuer))

                     --------------------------------------

                                  ULTRAK, INC.
                        (Name of Filing Person (Offeror))

     Options Under the Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as
          amended, to Purchase Common Stock, par value $0.01 per share.
                         (Title of Class of Securities)

                                   903898 40 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  Chris Sharng
                              Senior Vice President
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                            Telephone: (972) 353-6500

                         ------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                         ------------------------------
                                    Copy to:

                            Richard L. Waggoner, Esq.
                            Gardere Wynne Sewell LLP
                             3000 Thanksgiving Tower
                                 1601 Elm Street
                            Dallas, Texas 75201-4761
                            Telephone: (214) 999-4510

         [ ] Check if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates

                  [ ] third party tender offer subject to Rule 14d-1.

                  [X] issuer tender offer subject to Rule 13e-4.

                  [ ] going private transaction subject to Rule 13e-3.

                  [ ] amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 11, 2001, relating to the offer by Ultrak, Inc. (the "Company") to exchange options to purchase shares of its Common Stock, par value $0.01 per share, held by option holders who have not received options after December 9, 2000 under the Company's 1988 Non-Qualified Stock Option Plan, as amended (the "1988 Plan"), for new options to purchase shares of the Company's Common Stock to be granted under the 1988 Plan upon the terms and subject to conditions described in the Company's Offer to Exchange dated June 11, 2001 and the related Letter of Transmittal.

Item 10. Financial Statements.

         Item 10 of the Schedule TO is hereby amended and supplemented to read in its entirety as follows:

         The financial statements, including the notes thereto, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (pages F-1 through F-33) and in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 (pages 3 through 12), which are attached as exhibits to the Supplement, dated June 29, 2001, to the Company's Offer to Exchange, dated June 11, 2001 (which Supplement is attached as Exhibit (a)(1)(D) hereto) are incorporated herein by reference.

ITEM 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated to read in its entirety as follows so as to add Exhibit (a)(1)(D) attached hereto:

         (a)(1)(A)*  Offer to Exchange, dated June 11, 2001

         (a)(1)(B)*  Form of Letter of Transmittal

         (a)(1)(C)*  Form of Letter to Eligible Option Holders

         (a)(1)(D) Supplement, dated June 29, 2001, to Offer to Exchange, dated June 11, 2001

         (a)(1)(E)   Form of E-Mail message to Eligible Option Holders

         (b)         Not applicable

         (d)(1)* Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as amended

         (d)(2)* Form of Non-Qualified Stock Option Agreement pursuant to Ultrak, Inc. 1988 Non Qualified Stock Option Plan

         (g)         Not applicable

         (h)         Not applicable

----------
*   Previously filed.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.



Dated: June 29, 2001                   ULTRAK, INC.



                                       By: /s/ Chris Sharng
                                           -------------------------------------
                                           Chris Sharng
                                           Senior Vice President,
                                           Chief Financial Officer and Secretary

                                  EXHIBIT INDEX

 Exhibit
  Number       Description
 --------      -----------

(a) (1)(D)     Supplement, dated June 29, 2001, to Offer to Exchange, dated
               June 11, 2001

(a) (1)(E)     Form of E-Mail Message to Eligible Option Holders